Exhibit 99.1

Amber International Holding Limited Announces New Directors and Executive Officers

SINGAPORE, August 21, 2025 -- Amber International Holding Limited (Nasdaq: AMBR) (the “Company” or “Amber International”), a leading provider of institutional crypto financial services & solutions and operating under the brand name “Amber Premium,” today announced that, in order to support the Company’s business growth and corporate strategies, the board of directors of the Company (the “Board”) have appointed Mr. Luke Li and Ms. Vicky Wang as new directors of the Company with immediate effect.

Mr. Li is a co-founder of Amber Group and has been in charge of the group’s trading business. Mr. Li has extensive experience in cryptocurrency trading and asset management business, with a proven track record across global markets. Mr. Li has played a significant role in Amber Group’s rise to a global leader in crypto liquidity management, and is a trusted advisor of multiple preeminent crypto projects. Prior to co-founding Amber Group, Mr. Li served as a credit strategist of FID Department at Morgan Stanley from March 2015 to February 2018. Mr. Li received his bachelor’s degree in economics finance and applied mathematics from Tsinghua University in 2013 and his master’s degree in financial engineering from Columbia University in 2014.

Ms. Wang has extensive expertise in digital wealth management, financial consulting, and investment strategy across both traditional and digital markets. She has been a Partner of Amber Group since 2023, leading its digital wealth management business and overseeing global sales, marketing, and investor relations. She played a pivotal role in building Amber Premium, shaping its service model and market positioning. From 2021 to 2023, Ms. Wang served as Sales Team Leader at Amber Group, driving its revenue growth and advancing key partnerships. Prior to joining Amber Group, Ms. Wang gained extensive investment experience at leading financial institutions, covering both primary and secondary market and serving top global clients and institutions on investment and financing opportunities. Ms. Wang holds a Master of Business Administration degree from Imperial College London.

The Board has also appointed Mr. Michael Wu to replace Mr. Wayne Huo as the Chief Executive Officer of the Company. Mr. Wu has agreed to take on these expanded responsibilities beyond his current role as Chairman of the Board. The Board also appointed Ms. Vicky Wang as President of the Company to further strengthen the Company’s senior management team.

“We are pleased to welcome Mr. Luke Li and Ms. Vicky Wang to the Board. Their expertise and experience will make them valuable additions as we continue to drive the Company’s expansion and strengthen its leadership at the intersection of traditional and decentralized finance,” said Mr. Michael Wu, Chairman of Board and Chief Executive Officer of Amber International. “On behalf of the Board, I would also like to thank Mr. Wayne Huo for his leadership and contribution to Amber International during his tenure as CEO”.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that the Company may not obtain the regulatory approval in relation to DWM Asset Restructuring in a timely manner or at all and may need to continue relying on the intercompany service agreements to receive the economic benefits of the WFTL Assigned Contracts; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates; (vi) risks related to fluctuations in the market price of bitcoin and any associated unrealized gains or losses on the digital assets that the Company may record in its financial statements as a result of a change in the market price of bitcoin from the value at which the Company’s bitcoins are carried on its balance sheet, as well as commercial, legal, regulatory, accounting and technical uncertainties associated with the Company’s crypto holdings; (vii) a decrease in liquidity in the markets in which the cryptocurrencies and digital assets are traded; and (viii) the impact of the availability of spot exchange traded products and other investment vehicles for digital assets. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited

Media Relations Team

Phone: +65 6022 0228

E-mail: pr@ambr.io | ir@ambr.io | ambr@paradigmconsulting.com.hk

In the United States:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

E-mail: amber@iecapitalusa.com